SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934*

                           (Amendment No.  )

                        RCM Technologies, Inc.
_______________________________________________________________________
                           (Name of Issuer)

                Common Stock, par value $.05 per share
_______________________________________________________________________
                    (Title of Class of Securities)

                               749360400
_______________________________________________________________________
                            (CUSIP Number)
                          Philip J. Hempleman
                     c/o Ardsley Advisory Partners
                          646 Steamboat Road
                          Greenwich, CT 06830
                            (203) 629-0661
_______________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             June 19, 1996
_______________________________________________________________________
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box.     [ ]

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

_____________________________________________________________________________
(1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Philip J. Hempleman
_____________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)   [ ]
(b)   [x]
_____________________________________________________________________________
(3)   SEC USE ONLY
_____________________________________________________________________________
(4)   SOURCE OF FUNDS
            PF with respect to IRA Account and Joint Brokerage Account;
            OO with respect to Trusts
_____________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                  [ ]
_____________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________
NUMBER OF         (7)   SOLE VOTING POWER
                        200,000
SHARES            ____________________________________________________________

BENEFICIALLY      (8)   SHARED VOTING POWER
                        100,000
OWNED BY          ____________________________________________________________

EACH              (9)   SOLE DISPOSITIVE POWER
                        200,000
REPORTING         ____________________________________________________________

PERSON WITH (10)  SHARED DISPOSITIVE POWER
                        100,000
______________________________________________________________________________

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
            300,000
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
            6.2%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
      Colleen Hempleman
____________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [x]
____________________________________________________________________________
(3)   SEC USE ONLY
____________________________________________________________________________
(4)   SOURCE OF FUNDS
            PF with respect to Joint Brokerage Account;
            OO with respect to Trusts
____________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                  [ ]
____________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
____________________________________________________________________________
NUMBER OF         (7)   SOLE VOTING POWER
                        0
SHARES            __________________________________________________________

BENEFICIALLY      (8)    SHARED VOTING POWER
                        130,000
OWNED BY          __________________________________________________________

EACH              (9)   SOLE DISPOSITIVE POWER
                        0
REPORTING         __________________________________________________________

PERSON WITH (10)  SHARED DISPOSITIVE POWER
                        130,000
____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
            130,000
____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
            2.67%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
      Sanford B. Prater
____________________________________________________________________________
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [x]
_____________________________________________________________________________
(3)   SEC USE ONLY
_____________________________________________________________________________
(4)   SOURCE OF FUNDS
            PF with respect to shares individually owned; OO with
            respect to Trusts
_____________________________________________________________________________
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                  [ ]
_____________________________________________________________________________
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            Connecticut
_____________________________________________________________________________
NUMBER OF         (7)   SOLE VOTING POWER
                        12,500
SHARES            ___________________________________________________________

BENEFICIALLY      (8)   SHARED VOTING POWER
                        30,000
OWNED BY          ___________________________________________________________

EACH              (9)   SOLE DISPOSITIVE POWER
                        12,500
REPORTING         ___________________________________________________________

PERSON WITH (10)  SHARED DISPOSITIVE POWER
                        30,000
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
            42,500
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
            0.87%
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, $.05 par value (the "Shares"), of RCM Technologies, Inc. (the "Company"), whose principal executive offices are located at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)       This Schedule is filed on behalf of (i) Philip J. Hempleman,
(ii) Colleen Hempleman and (iii) Sanford B. Prater.

          Mr. and Mrs. Hempleman and Mr. Prater may be referred to herein as the "Reporting Persons".

(b) The address of the principal place of business and principal office of each Reporting Person is c/o Ardsley Advisory Partners, 646 Steamboat Road, Greenwich, CT 06830.

(c) The principal occupations of Mr. Hempleman and Mr. Prater are as managing partner and general partner, respectively, of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and the investment funds to which it is the investment adviser. The principal occupation of Mrs. Hempleman is as homemaker.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. and Mrs. Hempleman and Mr. Prater are all United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost of the Shares held in Mr. Hempleman's IRA account (the "IRA Account"), Mr. and Mrs. Hempleman's joint brokerage account (the "Joint Brokerage Account"), the Carter Hempleman Trust (the "Carter Trust"), the Spencer Hempleman Trust (the "Spencer Trust") and shares held by Mr. Prater is approximately $1,391,420.00, $965,005.00, $140,094.00, $135,281.50, $62,500.00, respectively.

     Shares held in the IRA Account were purchased with Mr. Hempleman's personal funds. Shares held in the Joint Brokerage Account were purchased with Mr. and Mrs. Hempleman's personal funds. Shares held by the Trusts were purchased with the assets of the Trusts. Shares held directly by Mr. Prater were purchased with his personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The purpose of the acquisition of shares of Common Stock by each of the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on the number of outstanding Shares as of September 4, 1996, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company on September 4, 1996, equal to 4,873,576.

               As of the close of business on June 19, 1996:

          (i) Mr. Hempleman owns beneficially the 200,000 IRA Account Shares (constituting approximately 4.1% of the Shares outstanding) and the 100,000 Joint Brokerage Account Shares (constituting approximately 2.05% of Shares outstanding).

          (ii) Mrs. Hempleman owns beneficially the 100,000 Joint Brokerage Account Shares (constituting approximately 2.05% of the Shares outstanding); 15,000 Shares held by the Carter Trust (constituting approximately 0.30% of the Shares outstanding) and 15,000 Shares held by the Spencer Trust (constituting approximately 0.30% of the Shares outstanding).

          (iii) Mr. Prater owns beneficially the 15,000 Carter Trust Shares (constituting approximately 0.30% of the Shares outstanding); the 15,000 Spencer Trust Shares (constituting approximately 0.30% of the Shares outstanding) and 12,500 Shares (constituting approximately 0.26% of the Shares outstanding).

               (b) Mr. Hempleman has the shared power to vote the 100,000 Joint Brokerage Account Shares by virtue of his position as co-holder of the Joint Brokerage Account, which he shares with his spouse, the sole power to vote 200,000 Shares which are held in his IRA Account, the shared power to dispose the 100,000 Joint Brokerage Account Shares and the sole power to dispose the 200,000 IRA Account Shares. Mrs. Hempleman, by virtue of her position as co-holder of the Joint Brokerage Account has the shared power to vote the 100,000 Joint Brokerage Account Shares, and, by virtue of her position as co-trustee of each Trust, the shared power to vote the 15,000 Carter Trust Shares and the 15,000 Spencer Trust Shares. Mrs. Hempleman does not have the sole power to vote any Shares. Mrs. Hempleman has the shared power to dispose the 100,000 Joint Brokerage Account Shares, the 15,000 Carter Trust Shares and the 15,000 Spencer Trust Shares. Mrs. Hempleman does not have the sole power to dispose any Shares. Mr. Prater, by virtue of his position as co-trustee of the Trusts, has the shared power to vote the 15,000 Carter Trust Shares and the 15,000 Spencer Trust Shares. Mr. Prater has the sole power to vote 12,500 Shares. Mr. Prater has the shared power to dispose the 15,000 Carter Trust Shares and the 15,000 Spencer Trust Shares. Mr. Prater has the sole power to dispose 12,500 Shares.

               (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from the 60th day prior to June 19, 1996 until June 19, 1996 by the Reporting Persons are set forth on Schedule A. All such transactions were open market transactions.

               (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal and otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                              June 19, 1996


                              /s/ Philip J. Hempleman
                              Philip J. Hempleman


                              /s/ Colleen Hempleman
                              Colleen Hempleman


                              /s/ Sanford B. Prater
                              Sanford B. Prater

                              Schedule A


    Date of        Purchase (P);       Number of          Price per
  Transaction         Sale(S)            Shares             Share



                              IRA Account
                              -----------

    4/23/96              P               5,000              9.50

    6/07/96              P               5,000             11.875


              Philip and Colleen Joint Brokerage Account
              ------------------------------------------

    6/14/96              P               15,000            11.292

    6/19/96              P               65,000             9.875